Dated November 3, 2025

Free Writing Prospectus Filed Pursuant to Rule 433

Supplementing Prospectus dated October 27, 2023 and
Prospectus Supplement dated November 3, 2025
Registration Statement No. 333-275201

€600,000,000
Colgate-Palmolive Company
3.250% Senior Notes due 2035

Final Term Sheet

Issuer:	Colgate-Palmolive Company
Anticipated Ratings: (Moody’s/S&P)*	Aa3/A+ (stable)/(stable)
Trade Date:	November 3, 2025
Settlement Date:**	November 10, 2025 (T+5)
Joint Book-Running Managers:	Barclays Bank PLC Banco Bilbao Vizcaya Argentaria, S.A.
Co-Managers:

ANZ Securities, Inc.

BNP PARIBAS

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Limited

Goldman Sachs & Co. LLC

HSBC Bank plc

ICBC Standard Bank Plc

J.P. Morgan Securities plc

Merrill Lynch International

Morgan Stanley & Co. International plc

Scotiabank (Ireland) Designated Activity Company

U.S. Bancorp Investments, Inc.

CastleOak Securities, L.P.

Siebert Williams Shank & Co., LLC

London Paying Agent:	The Bank of New York Mellon, London Branch
Stabilization:	Stabilization/FCA
Security Description:	SEC-registered 10-year 3.250% Senior Notes (the “Notes”)
Principal Amount:	€600,000,000
Currency of Payment:	Euro
Maturity Date:	November 10, 2035
Interest Payment Dates:	Payable annually in arrears on November 10 of each year, commencing November 10, 2026
Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Interest Rate:	3.250% per annum
Pricing Benchmark:	10-year EUR mid-swap

Pricing Benchmark Yield:	2.669%
Re-offer Spread vs. Pricing Benchmark:	MS +70 bps
Re-offer Yield (annual):	3.369%
Government Benchmark:	DBR 2.600% due August 15, 2035
Government Benchmark Price and Yield:	99-425; 2.666%
Re-offer Spread vs. Government Benchmark:	B +70.3 bps
Price to Public:	99.004% plus accrued interest, if any, from November 10, 2025
Gross Proceeds:	€594,024,000
Optional Redemption:

At any time prior to August 10, 2035 (the date that is three months prior to the maturity date of the Notes) at a discount rate of Comparable Government Bond Rate plus 15 basis points, plus accrued and unpaid interest to the redemption date.

At any time on or after August 10, 2035 (the date that is three months prior to the maturity date of the Notes) at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Payment of Additional Amounts:	Yes, subject to the customary exceptions described in the preliminary prospectus supplement dated November 3, 2025 (the “Preliminary Prospectus Supplement”).
Redemption for Tax Reasons:	Yes, as described in the Preliminary Prospectus Supplement.
Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange.
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
CUSIP/ISIN/Common Code:	194162 AU7 / XS3223273668 / 322327366

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made against payment therefor on or about November 10, 2025, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two business days in the place of settlement unless the parties to a trade expressly agree otherwise. Also, under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one New York business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first or second business day, as applicable, prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5 settlement, to specify any alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847 or Banco Bilbao Vizcaya Argentaria, S.A. at +1-800-422-8692.

MiFID II / UK MiFIR professionals/ECPs-only / No PRIIPs or UK PRIIPs KID — Manufacturer target market (MiFID II / UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs / UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the European Economic Area or the United Kingdom.

In the United Kingdom, this final term sheet is for distribution only to persons who (i) have professional experience in matters relating to investments and qualifying as investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom, this final term sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and, in the United Kingdom, will be engaged in only with relevant persons.

The securities described in this final term sheet are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended) as it forms part of domestic law of the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities described in this final term sheet or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling such securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The securities described in this final term sheet are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”) or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities described in this final term sheet or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling such securities or otherwise making them. available to any retail investor in the European Economic Area may be unlawful under the PRIIPs Regulation

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.